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                               November 5, 2020

       Rahul Nayar
       Chief Executive Officer
       Tenzing Acquisition Corp.
       250 West 55th Street, Suite 13D
       New York, NY 10019

                                                        Re: Tenzing Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 3,
2020
                                                            File No. 333-245057

       Dear Mr. Nayar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2020 letter.

       Amendment No. 2 to Registration on Form S-4 filed November 3, 2020

       Satisfaction of 80% Test, page 124

   1. We note your response to our prior comment 1 and your revised disclosure on page
                                                        124, and reissue in
part. Please disclose additional material details on the "private equity discussions," including
the valuation amount if an offer was made or otherwise advise.
       Exhibits

   2. We note that you entered into an offer letter agreement with Mr. Prabhu. Please file this agreement as an exhibit
to your registration statement. Please refer to Item
                                                        601(b)(10)(iii) of
Regulation S-K.
 Rahul Nayar
Tenzing Acquisition Corp.
November 5, 2020
Page 2

       You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameRahul Nayar
                                                          Division of
Corporation Finance
Comapany NameTenzing Acquisition Corp.
                                                          Office of Life
Sciences
November 5, 2020 Page 2
cc:       Tamar Donikyan, Esq.
FirstName LastName